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                            April 29, 2024

       Ling Yan
       Chief Financial Officer
       Gamehaus Holdings Inc.
       5th Floor, Building 2, No. 500 Shengxia Road
       Pudong New District, Shanghai
       The People   s Republic of China, 201210

                                                        Re: Gamehaus Holdings
Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed April 4, 2024
                                                            File No. 333-278499

       Dear Ling Yan:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus, page 19

   1. Please disclose here and elsewhere as appropriate, that you will be a "controlled company" under exchange
listing rules after the offering, describe the corporate
                                                        governance exemptions
available to you and whether you plan to rely on such exemptions, and include a risk
factor regarding the risks to investors of being a controlled company.
 Ling Yan
FirstName   LastNameLing
Gamehaus Holdings    Inc. Yan
Comapany
April       NameGamehaus Holdings Inc.
       29, 2024
April 229, 2024 Page 2
Page
FirstName LastName
Unaudited Condensed Consolidated Financial Statements
Gamehaus, Inc. and Subsidiaries
Note 1. Organization and Business Description
Reorganization, page F-37

2. We note your response to prior comment 2. It remains unclear how your accounting for the acquisition of the equity interests in Kuangre SH, a transaction that occurred in
         February 2024, as if it was consummated in 2023 is in compliance with GAAP.
Exhibit 23.2
Consent of Audit Alliance LLP, page 23.2

3. Please file an auditors' consent from Audit Alliance LLP that addresses the dual dating of its report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Yurui Chen